[redacted]

SECURITIE 13012041 SION

SEC Mail Processing Section
APR 10 2013
Washington DC
405

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# ANNUAL AUDITED REPORT
# FORM X-17A-5/A
# PART III

| SEC FILE NUMBER |
|---|
| 8-37567 |

## FACING PACE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Johnson Rice & Company LLC

| OFFICIAL USE ONLY |
|---|
| 19524 |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

639 Loyola Ave., Suite 2775
(No. and Street)

New Orleans (City) LA (State) 70113 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Sheridan (504)-584-1219 (Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, A Professional Accounting Corporation
(Name- *if individual, state last, first, middle name*)

5100 Village Walk, Suite 300 (Address) Covington (City) LA (State) 70433 (Zip Code)

**CHECK ONE:**
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Sec 1410 (06-02)** ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

# OATH OR AFFIRMATION

I, Mark Sheridan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Johnson Rice & Company LLC as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Manager
Title

Notary Public

MARK L. GUNDLACH
Notary Public / ID #5662
Parish of Orleans, State of Louisiana
My commission is for life

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# JOHNSON RICE & COMPANY, L.L.C.

Audits of Financial Statements

December 31, 2012
and
December 31, 2011

# CONTENTS

| | |
|---|---|
| Independent Auditor's Report | 1 - 2 |
| Statements of Financial Condition | 3 |
| Notes to Financial Statements | 4 - 11 |
| Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission | 12 |
| Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission | 13 |
| Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission | 13 |
| Schedule IV - Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts | 13 |
| Independent Auditor's Report on Internal Control | 14 - 15 |

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

**Independent Auditor's Report**

To the Members
Johnson Rice & Company, L.L.C.

**Report on the Financial Statements**
We have audited the accompanying statement of financial condition of Johnson Rice & Company, L.L.C. (the Company) as of December 31, 2012 and 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to this financial statement.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Johnson Rice & Company, L.L.C. as of December 31, 2012 and 2011, in accordance with accounting principles generally accepted in the United States of America.

LaPorte
A Professional Accounting Corporation

Covington, LA
February 24, 2013

## JOHNSON RICE & COMPANY, L.L.C.
## STATEMENTS OF FINANCIAL CONDITION

### ASSETS

| | December 31, 2012 | December 31, 2011 |
|---|---|---|
| Cash and Cash Equivalents | $ 469,005 | $ 579,104 |
| Deposits Held by Clearing Broker, Restricted | 150,000 | 150,000 |
| Receivable from Clearing Broker | 1,738,286 | 11,040,675 |
| Securities Owned, Held at Clearing Broker, at Fair Value | 7,057,929 | 11,171,523 |
| Furniture, Equipment and Leasehold Improvements, Net of Accumulated Depreciation of $805,096 in 2012 and $777,099 in 2011 | 99,893 | 93,357 |
| Other Assets | 90,680 | 1,110 |
| | $ 9,605,793 | $ 23,035,769 |

### LIABILITIES AND MEMBERS' EQUITY

| | 2012 | 2011 |
|---|---|---|
| **LIABILITIES** | | |
| Accounts Payable and Accrued Liabilities | $ 889,610 | $ 12,392,823 |
| Payable to Clearing Broker | 31,321 | 694 |
| Total Liabilities | 920,931 | 12,393,517 |
| **MEMBERS' EQUITY** | 8,684,862 | 10,642,252 |
| | $ 9,605,793 | $ 23,035,769 |

The accompanying notes are an integral part of this financial statement.

## NOTE A
## SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### BUSINESS OF THE COMPANY
Johnson Rice & Company, L.L.C. (the Company) was organized as a limited liability company under the laws of the State of Louisiana. The Company is a regional broker-dealer of primarily over-the-counter equity securities and is registered under the Securities Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority. The Company operates as an introducing broker and clears its transactions on a fully disclosed basis through JP Morgan Clearing Corp. (JP Morgan).

### CASH AND CASH EQUIVALENTS
For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

### SECURITIES
Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

### FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS
Furniture and equipment are stated at cost, less accumulated depreciation computed on accelerated methods over the estimated useful lives of the assets. These methods do not materially differ from generally accepted accounting principles. Leasehold improvements are stated at cost, less accumulated amortization computed on the straight-line method over the term of the lease. Depreciation and amortization charged to operations amounted to $27,997 and $237,571, for the years ended December 31, 2012 and 2011, respectively.

### REVENUE RECOGNITION
Securities transactions and related commission revenues and expenses are recorded on a trade date basis as securities transactions occur. Securities owned, held at clearing broker, and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income.

### INCOME TAXES
The Company is a limited liability company for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its members.

## NOTE A
### SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

#### INVESTMENT BANKING

Investment banking revenues include underwriting and advisory fees. Investment banking revenue includes gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. For syndicate deals in which the Company serves as lead underwriter, the Company records all related revenues and expenses. These revenues are then allocated out to other members of the syndicate on a pro rata basis. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

#### USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE B
### AGREEMENTS WITH CLEARING ORGANIZATIONS

The Company utilizes JP Morgan as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $150,000. At December 31, 2012 and 2011, $150,000 of cash is restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the amount required by the SEC Uniform Net Capital Rules applicable to a correspondent introducing broker.

## NOTE C
### RECEIVABLE FROM CLEARING BROKERS

Accounts receivable from clearing brokers represents uncollected commissions and fees due from other brokers.

**NOTE D**

**SECURITIES**

Securities owned, held at clearing broker and securities sold, not yet purchased, consist of the Company's trading and investment accounts at market value. These investments as of December 31, 2012 and 2011, are summarized as follows:

| | 2012 | 2011 |
|---|---|---|
| Securities Owned, Held at Clearing Broker: | | |
| Corporate Stocks | $ 2,496,700 | $ 4,128,236 |
| Money Market Accounts | 4,561,229 | 7,043,287 |
| | $ 7,057,929 | $ 11,171,523 |
| Securities Sold, Not Yet Purchased: | | |
| Corporate Stocks | $ - | $ - |
| Money Market Accounts | - | - |
| | $ - | $ - |

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), Topic 820, *Fair Value Measurements and Disclosures*, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

Level 1 - Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level 1 include listed equity and debt securities.

Level 2 - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include less liquid and restricted equity securities and over-the-counter derivatives.

Level 3 - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category generally include general and limited partnership interests in corporate private equity funds, and funds of hedge funds.

In some instances, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such instances, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

**NOTE D**

**SECURITIES (Continued)**

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2012 and 2011.

The valuation of the Company's investments by the above fair value hierarchy is as follows:

| | Total | Level 1 | Level 2 | Level 3 |
|---|---|---|---|---|
| **December 31, 2012** | | | | |
| **Assets** | | | | |
| Securities Owned, Held at Clearing Broker | | | | |
| Corporate Stocks | | | | |
| Industrial Goods | $ 1,131,072 | $ 1,131,072 | $ - | $ - |
| Basic Materials | 1,365,628 | 1,365,628 | - | - |
| Money Market Accounts | 4,561,229 | 4,561,229 | - | - |
| | $ 7,057,929 | $ 7,057,929 | $ - | $ - |
| **Liabilities** | | | | |
| Securities Sold, Not Yet Purchased | $ - | $ - | $ - | $ - |
| **December 31, 2011** | | | | |
| **Assets** | | | | |
| Securities Owned, Held at Clearing Broker | | | | |
| Corporate Stocks | | | | |
| Industrial Goods | $ 2,595,648 | $ 2,595,648 | $ - | $ - |
| Basic Materials | 1,532,588 | 1,532,588 | - | - |
| Money Market Accounts | 7,043,287 | 7,043,287 | - | - |
| | $ 11,171,523 | $ 11,171,523 | $ - | $ - |
| **Liabilities** | | | | |
| Securities Sold, Not Yet Purchased | $ - | $ - | $ - | $ - |

## NOTE E

### COMMITMENTS AND CONTINGENCIES

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is allowed three business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. At December 31, 2012 and 2011, all unsettled transactions were subsequently settled by customers without loss to the Company, or open commitments were adequately collateralized.

The Company leases its office space under operating leases expiring in June 2015. Also, the Company has several equipment leases that will be in effect through 2014. Future minimum lease payments under these operating leases are as follows:

| | |
|---|---|
| 2013 | $ 254,471 |
| 2014 | 243,060 |
| 2015 | 119,520 |
| Total | $ 617,051 |

The office lease contains a provision for escalation charges. The Company calculates this provision on a straight-line basis evenly over the lease. Rent expense for office space and equipment, totaled $581,079 and $787,749, for the years ended December 31, 2012 and 2011, respectively.

The Company is subject to various legal proceedings and regulatory actions in the ordinary course of its business. The outcomes of any legal and regulatory matters are subject to many uncertainties and, therefore, cannot be predicted. In the opinion of management, any pending legal and regulatory actions will not have a material effect on the financial position, results of operations, or cash flows of the Company.

## NOTE F

### EMPLOYEE BENEFIT PLAN

The Company has a profit sharing plan under section 401(k) of the Internal Revenue Code. The plan allows all employees with six months of service who are 21 years or older to defer a predetermined portion of their compensation for federal income tax purposes. Contributions by the Company are discretionary. Approximately $230,000 and $277,000 were contributed to the plan by the Company on behalf of members and employees in 2012 and 2011, respectively.

## NOTE G

### NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that members' capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1 or its net capital would fail to equal 120% of the minimum net capital requirement.

At December 31, 2012, the Company had net capital of $8,028,559, which was $7,778,559 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .11 to 1 at December 31, 2012.

## NOTE H

### DISCLOSURES ABOUT GUARANTEES

The Company clears all of its securities through JP Morgan on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and JP Morgan, JP Morgan has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As JP Morgan's right to charge the Company has no maximum amount and applies to all trades executed through JP Morgan, the Company believes there is no maximum amount assignable to this right. At December 31, 2012, the Company did not have any losses related to these guarantees for which payments were made.

In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of JP Morgan and all counterparties with which it conducts business.

## NOTE I

### OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company executes transactions involving the sale of securities not yet purchased. Such transactions expose the Company to off-balance sheet risk in the event the market value of securities sold short increases, subjecting the Company to trading losses. Management monitors the market value of these positions on a daily basis to control the risk associated with these sales.

The Company is responsible to its clearing broker for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, the Company is exposed to off-balance sheet risk in the event a customer cannot fulfill its commitment and the clearing broker must purchase or sell a financial instrument at prevailing market prices. The Company and its clearing broker seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

The Company is further exposed should JP Morgan, which clears all of the Company's transactions and holds its securities, be unable to fulfill its obligations. The Company monitors the credit standing of JP Morgan and all counterparties with which it conducts business.

The Company periodically maintains cash in bank accounts in excess of federally insured limits. The Company has not experienced any losses and does not believe that significant credit risk exists as a result of this practice.

## NOTE J

### INCOME TAXES

The Company follows the provisions of the *Accounting for Uncertainty in Income Taxes* Topic of the Financial Accounting Standards Board Accounting Standards Codification, which clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

The Company files a U.S. federal and a Louisiana state income tax return. Returns filed in these jurisdictions for tax years ended on or after December 31, 2009 are subject to examination by the relevant taxing authorities. The Company is not currently under examination by any taxing authority.

Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance at adoption and as of December 31, 2012 and 2011.

## NOTE K

### SUBORDINATED BORROWINGS

During 2012, the Company had available a revolving line of credit from a bank totaling $15,000,000, bearing interest at rates to be agreed upon by the Company and the bank at the time that any advance is drawn on the line. The line is unsecured, is guaranteed by the Company's members, and matures on October 29, 2013. There were no outstanding borrowings against the line of credit at December 31, 2012.

During 2011, the Company had available a revolving line of credit from a bank totaling $15,000,000, bearing interest at rates to be agreed upon by the Company and the bank at the time that any advance was drawn on the line. The line was unsecured, guaranteed by the Company's members, and matured on October 26, 2012. There were no outstanding borrowings against the line of credit at December 31, 2011.

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

## NOTE L

### SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date that the financial statements were available to be issued, February 24, 2013, and determined that no events occurred that require disclosure. No subsequent events occurring after this date have been evaluated for inclusion in these financial statements.

**JOHNSON RICE & COMPANY, L.L.C.**
**SUPPLEMENTARY INFORMATION**
**December 31, 2012**

**SCHEDULE I**
**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION**

| | |
|---|---|
| **NET CAPITAL** | |
| Total Members' Equity | $ 8,684,862 |
| Deductions and/or Charges | |
| Furniture, Equipment and Leasehold Improvements, Net | (99,893) |
| Other Assets | (90,680) |
| Net Capital Before Haircuts on Securities Positions | 8,494,289 |
| Haircuts on Securities | (465,729) |
| Net Capital | $ 8,028,560 |
| **AGGREGATE INDEBTEDNESS** | $ 920,931 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | |
| Minimum Net Capital Required | $ 250,000 |
| Excess of Net Capital | $ 7,778,560 |
| Excess Net Capital at 1,000% | $ 7,936,467 |
| Ratio: Aggregate Indebtedness to Net Capital | .11 to 1 |
| **RECONCILIATION WITH COMPANY'S COMPUTATION** (Included in Part II of Form X-17A-5 as of December 31) | |
| Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report | $ 8,028,560 |
| Net Capital Per Above | $ 8,028,560 |

## JOHNSON RICE & COMPANY, L.L.C.
## SUPPLEMENTARY INFORMATION

### SCHEDULE II
### COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Johnson Rice & Company, L.L.C. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Johnson Rice & Company, L.L.C. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the years ended December 31, 2012 and 2011, Johnson Rice & Company, L.L.C. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

### SCHEDULE III
### INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Johnson Rice & Company, L.L.C. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Johnson Rice & Company, L.L.C. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the years ended December 31, 2012 and 2011, Johnson Rice & Company, L.L.C. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

### SCHEDULE IV
### SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

Johnson Rice & Company, L.L.C. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934, as Johnson Rice & Company, L.L.C. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the years ended December 31, 2012 and 2011, Johnson Rice & Company, L.L.C. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

LAPORTE
CPAs & BUSINESS ADVISORS

LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

**Independent Auditor's Report on Internal Control**

To the Members
Johnson Rice & Company, L.L.C.

In planning and performing our audit of the financial statements of Johnson Rice & Company, L.L.C. (the Company) as of and for the years ended December 31, 2012 and 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 and 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the New York Stock Exchange and other regulatory agencies which rely on Rule17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

A Professional Accounting Corporation

Covington, LA
February 24, 2013